
July 14, 2020

Stephen Carey
Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, Minnesota 56623

> **Re: ANI Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 9, 2020**
> **File No. 333-239771**

Dear Mr. Carey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences